Annual Report

Cover Page

Name of issuer:

SFO84, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/25/2014

Physical address of issuer:

584 Castro Street
San Francisco CA 94114

Website of issuer:

https://www.misterbandb.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

33

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,287,998.00	$3,560,641.00
Cash & Cash Equivalents:	$2,767,587.00	$2,299,237.00
Accounts Receivable:	$636,101.00	$253,154.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$711,829.00	$3,624,227.00
Revenues/Sales:	$3,723,543.00	$1,485,312.00
Cost of Goods Sold:	$462,136.00	$228,396.00
Taxes Paid:	$0.00	($17,275.00)
Net Income:	$1,001,839.00	($207,620.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SFO84, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jean Bourcereau	VC	Ventech	2017
Anton Waitz	VC	Project A	2017
Marc Dedonder	CCO	misterb&b	2014
Francois De Landes De Saint Palais d'Aussac	COO	misterb&b	2014
Matthieu Jost	CEO	misterb&b	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marc Dedonder	CCO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Matthieu Jost	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All

videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.
>
> We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.
>
> To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.
>
> The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.
>
> From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.
>
> The return of Covid19, lockdowns or a new epidemic can also be potential risks to the business
>
> We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.
>
> Like all the travel industry, the company has been hit by the Covid19 pandemic with 95% dropping business YoY. The future of the travel industry is uncertain and revenues may continue to suffer.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	7,500,000	6,962,950	Yes
Class B Common Stock	30,000,000	2,038,386	Yes
Preferred Stock	17,166,191	16,223,582	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2370814

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	BNP
Issue date	05/27/20
Amount	$480,000.00
Outstanding principal plus interest	$480,000.00 as of 05/27/20
Interest rate	0.25% per annum
Maturity date	03/10/25
Current with payments	Yes

Loan - BNP

Loan

Lender	SBA
Issue date	08/26/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 04/26/21
Interest rate	3.75% per annum
Current with payments	Yes

Loan - SBA

Convertible Note

Issue date	04/08/19
Amount	$50,000.00
Interest rate	3.0% per annum
Discount rate	10.0%
Valuation cap	$40,000,000.00
Maturity date	04/09/22

Convertible Note

Issue date	10/01/19
Amount	$106,841.00
Interest rate	3.0% per annum

Discount rate 10.0%
Valuation cap $40,000,000.00
Maturity date 10/02/22

Convertible Note

Issue date 10/26/19
Amount $60,000.00
Interest rate 3.0% per annum
Discount rate 10.0%
Valuation cap $40,000,000.00
Maturity date 10/26/22

Convertible Note

Issue date 11/12/19
Amount $55,000.00
Interest rate 3.0% per annum
Discount rate 10.0%
Valuation cap $40,000,000.00
Maturity date 11/13/22

Convertible Note

Issue date 12/01/19
Amount $284,388.00
Interest rate 3.0% per annum
Discount rate 10.0%
Valuation cap $40,000,000.00
Maturity date 12/02/22

Convertible Note

Issue date 12/02/19
Amount $200,000.00
Interest rate 3.0% per annum
Discount rate 10.0%
Valuation cap $40,000,000.00
Maturity date 12/03/22

Convertible Note

Issue date 04/19/20
Amount $10,000.00
Interest rate 3.0% per annum
Discount rate 20.0%
Valuation cap $40,000,000.00
Maturity date 04/19/23

Convertible Note

Issue date 04/24/20
Amount $100,000.00
Interest rate 3.0% per annum
Discount rate 20.0%
Valuation cap $40,000,000.00
Maturity date 04/24/23

Convertible Note

Issue date 05/03/20
Amount $40,000.00
Interest rate 3.0% per annum
Discount rate 20.0%
Valuation cap $40,000,000.00
Maturity date 05/03/23

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2019	Regulation D, Rule 506(c)	Convertible Note	$50,000	General operations
7/2019	Regulation Crowdfunding	Convertible Note	$1,047,068	General operations
8/2019	Regulation D, 506(c)	Convertible Note	$250,200	General operations
10/2019	Regulation D, Rule 506(c)	Convertible Note	$106,841	General operations
10/2019	Regulation D, Rule 506(c)	Convertible Note	$60,000	General operations
11/2019	Regulation D, Rule 506(c)	Convertible Note	$55,000	General operations
12/2019	Regulation D, Rule 506(c)	Convertible Note	$284,388	General operations
12/2019	Regulation D, Rule 506(c)	Convertible Note	$200,000	General operations
4/2020	Regulation D, Rule 506(c)	Convertible Note	$10,000	General operations
4/2020	Regulation D, Rule 506(c)	Convertible Note	$100,000	General operations
5/2020	Regulation D, Rule 506(c)	Convertible Note	$40,000	General operations
2/2022	Regulation D, Rule 506(c)	Preferred stock	$3,069,244	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

SFO84, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Largest LGBTQ travel community in the world

"I experienced discrimination while booking a private room with my partner a few years ago. After that, I decided to create a marketplace where my community would be able to travel safely and with peace of mind around the world." Matthieu Jost, Ceo

misterb&b empowers the LGBTQ community to travel more safely, feel welcome & get local insider tips wherever they go. We're the largest online community of LGBTQ travelers with 1 million accommodation providing a welcoming and safe environment in 200 countries (private rooms, appartements, LGBTQ friendly hotels)

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay knowing that you're getting the safest travel experience out there.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $3,723,543 compared to the year ended December 31, 2021, when the Company had revenues of $1,485,312. Our gross margin was 87.59% in fiscal year 2022, compared to 84.62% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $5,287,998, including $2,767,587 in cash. As of December 31, 2021, the Company had $3,660,641 in total assets, including $2,299,237 in cash.
- *Net Income*. The Company has had net income of $1,001,839 and net losses of $207,620 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $711,829 for the fiscal year ended December 31, 2022 and $3,624,227 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $630,000 in debt, $14,709,721 in equity, $906,229 in convertibles, and $1,139,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 15 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 16 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SFO84, Inc cash in hand is $2,467,738, as of March 2023. Over the last three months, revenues have averaged $293,721/month, cost of goods sold has averaged $39,418/month, and operational expenses have averaged $286,034/month, for an average burn rate of $31,731 per month. Our intent is to be profitable in 12 months.

We did a financing round early in 2022. We converted also all our pending convertible notes.

We definitively expect the company to continue to generate profits in the upcoming months.

misterb&b is profitable in 2022. This is an important news at it will allow us to continue to invest to grow our business. At this point, we don't need any new financing.

The company is well-funded right now. We have cash in the bank through loans, profits and a Series A+ that occurred early 2022

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Matthieu Jost, certify that:

(1) the financial statements of SFO84, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of SFO84, Inc included in this Form reflects accurately the information reported on the tax return for SFO84, Inc filed for the most recently completed fiscal year.

Matthieu Jost
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX

Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.misterbandb.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities, or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Anton Waitz
- Francois De Landes De Saint Palais d'Aussac
- Jean Bourcereau
- Marc Dedonder
- Matthieu Jost

Appendix E: Supporting Documents

- *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- misterb&b Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Anton Waitz
- Francois De Landes De Saint Palais d'Aussac
- Jean Bourcereau
- Marc Dedonder
- Matthieu Jost

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SFO84, Inc

By

Matthieu Jost

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jean Bourcereau
GP
4/28/2023

Marc Dedonder
CCO
4/27/2023

Francois de Landes de Saint
Palais d'Aussac
COO
4/27/2023

Matthieu Jost
CEO
4/27/2023